[Letterhead of Gray, Plant, Mooty, Mooty & Bennett, P.A.]

Rick Hauser
612/335-7593
Rick.Hauser@gpmlaw.com

January 16, 2003
VIA EDGAR

United States Securities and Exchange Commission
450 Fifth Street N.W.
Judiciary Plaza
Washington, D.C. 20549

Re:   Webb Interactive Services, Inc.
SEC File No. 333-58653

Ladies and Gentlemen:

Please be advised that Post Effective Amendment No. 1 to the above referenced registration statement was erroneously filed. According, this letter serves as a withdrawal of Post Effective Amendment No. 1.

If you have any questions or concerns, please advise.

Best regards,

GRAY, PLANT, MOOTY, MOOTY & BENNETT, P.A.

By:	/s/ Rick Hauser
Rick Hauser